Item 77C - Scudder New Asia Fund, Inc.

Stockholder Meeting Results

The Annual Meeting of Stockholders (the
"Meeting") of Scudder New Asia Fund, Inc. (the
"fund"), was held on October 6, 2004, at the offices of Deutsche Investment Management
Americas Inc. (part of Deutsche Asset
Management), 345 Park Avenue, New York, NY
10154. At the Meeting, the
following matter was voted upon by the
stockholders (the resulting votes are presented below).

To elect two Directors of the fund to hold office for a term of three years, or until their respective successors shall have been duly elected and qualified:

Number of Votes:

Directors 		For
	Withheld
Kenneth C. Froewiss 	6,879,101 	227,802
Susan Kaufman Purcell 	6,861,623 	245,280

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